ON SEMICONDUCTOR CORPORATION COMPLETES TENDER OFFER

FOR CALIFORNIA MICRO DEVICES CORPORATION

PHOENIX, Ariz. — January 27, 2010 — ON Semiconductor Corporation (Nasdaq: ONNN) today announced the successful completion of its tender offer for California Micro Devices Corporation (Nasdaq: CAMD), which expired January 26, 2010 at 12:00 midnight, New York City time. The 21,257,315 tendered shares represent approximately 90.5 percent of outstanding California Micro Devices Corporation shares. An additional 339,156 shares were tendered by notice of guaranteed delivery. ON Semiconductor has accepted for payment the shares validly tendered and not withdrawn. As a result of the valid tenders and acceptance for payment, ON Semiconductor will own more than 90 percent of outstanding California Micro Devices Corporation shares and expects to promptly complete the acquisition of California Micro Devices Corporation in accordance with applicable provisions of Delaware law that authorize the completion of the merger as a “short form” merger without a vote or meeting of the stockholders of California Micro Devices Corporation.

“The acquisition of California Micro Devices will significantly strengthen our offering of application specific integrated passive (ASIP) devices to protect products in the wireless, computing and consumer electronics end-markets,” said Keith Jackson, ON Semiconductor president and CEO. “In addition, CMD’s expertise in protection solutions for the high brightness LED (HBLED) market, as well as their strengths in LC-based EMI (electromagnetic interference) filtering and low capacitance ESD (electrostatic discharge) protection, complement our existing portfolio of protection and lighting solutions. With technology and process development expertise in ESD and EMI protection, CMD is highly differentiated in the marketplace – as demonstrated by their strong relationships with leading global customers across multiple large and growing applications. Combined with ON Semiconductor’s global sales channel footprint and effective channels of distribution, we expect to be able to support a broader and deeper penetration of CMD’s overall product portfolio with market-leading customers. This should enable us to accelerate revenue growth for CMD’s products and increase market share. We also believe CMD’s products and operations will benefit from ON Semiconductor’s world-class manufacturing capabilities. We intend to provide further details on the acquisition during our regularly scheduled fourth quarter 2009 earnings call on February 3, 2010.”

“California Micro Devices becoming a part of ON Semiconductor represents a compelling opportunity for our customers, employees and shareholders,” said Robert Dickinson, president and CEO of CMD. “To compete successfully in today’s global marketplace, size and scale are very important so we are pleased to become part of a leading global company in the semiconductor sector. Combining our leading-edge protection technology with ON Semiconductor’s world-class operational capabilities, supply chain and global customer and channel footprint will enable CMD’s products to better penetrate the mobile, consumer, laptop and lighting end-markets.”

About ON Semiconductor

ON Semiconductor (Nasdaq: ONNN) is a premier supplier of high performance, energy efficient, silicon solutions for green electronics. The company’s broad portfolio of power and signal management, logic, discrete and custom devices helps customers to quickly and cost-effectively solve their unique design challenges in automotive, communications, computing, consumer electronics, LED lighting, medical, industrial, military/aerospace and power applications. ON Semiconductor operates a world-class, value-added supply chain and a network of manufacturing facilities, sales offices and design centers in key markets throughout North America, Europe, and the Asia Pacific regions. For more information, visit http://www.onsemi.com.

ON Semiconductor and the ON Semiconductor logo are registered trademarks of Semiconductor Components Industries, LLC. All other brand and product names appearing in this document are registered trademarks or trademarks of their respective holders. Although the company references its website in this news release, information on the website is not to be incorporated herein.

Securities Law Disclosure and Additional Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the consummation and benefits of the transaction between ON Semiconductor Corporation (“ON”) and California Micro Devices Corporation (“California Micro Devices”) and the future financial performance of ON. These forward-looking statements are based on information available to ON and California Micro Devices as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond ON’s or California Micro Devices’ control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the possibility that expected benefits and cost savings may not materialize as expected, the variable demand and the aggressive pricing environment for semiconductor products; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality for its current products; the adverse impact of competitive product announcements; revenues and operating performance; poor economic conditions and markets, including the current credit markets; the cyclical nature of the semiconductor industry; changes in demand for our products; changes in inventories at customers and distributors; technological and product development risks; availability of raw materials; competitors’ actions; pricing and gross margin pressures; loss of key customers; order cancellations or reduced bookings; changes in manufacturing yields; control of costs and expenses; significant litigation; risks associated with acquisitions and dispositions; risks associated with leverage and restrictive covenants in debt agreements; risks associated with international operations including foreign employment and labor matters associated with unions and collective bargaining agreements; the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally; risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002); and risks involving environmental or other governmental regulation. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ON Semiconductor’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission (the “SEC”) on February 27, 2009, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of ON Semiconductor’s SEC filings, and California Micro Devices’ Annual Report on Form 10-K, as filed with the SEC on June 15, 2009, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of California Micro Devices’ SEC filings. These forward-looking statements should not be relied upon as representing ON Semiconductor’s or California Micro Devices’ views as of any subsequent date and neither undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

CONTACTS

Anne Spitza	Ken Rizvi
Corporate Communications	M&A, Treasury & Investor Relations
ON Semiconductor	ON Semiconductor
(602) 326-0071	(602) 244-3437
anne.spitza@onsemi.com	ken.rizvi@onsemi.com